Exhibit 12.2

NORTHWEST AIRLINES CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK REQUIREMENTS

(Dollars in millions)

	Three months ended March 31
	2003	2002
Earnings:

Income (loss) before income taxes	$(426)	$(261)
Less: Income from less than 50% owned investees	9	13
Add:
Rent expense representative of interest (1)	63	58
Interest expense net of capitalized interest	106	90
Interest of mandatorily redeemable preferred security holder	6	5
Amortization of debt discount and expense	5	4
Amortization of interest capitalized	3	1

Adjusted earnings (loss)	$(252)	$(116)

Fixed charges and preferred stock requirements:

Rent expense representative of interest (1)	$63	$58
Interest expense net of capitalized interest	106	90
Interest of mandatorily redeemable preferred security holder	6	5
Preferred stock requirements	—	—
Amortization of debt discount and expense	5	4
Capitalized interest	3	7

Fixed charges and preferred stock requirements	$183	$164

Ratio of earnings to fixed charges and preferred stock requirements	— (2)	— (2)

(1)                  Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)                  Earnings were inadequate to cover fixed charges and preferred stock requirements by $435 million and $280 million for the three months ended March 31, 2003 and March 31, 2002, respectively.